Exhibit 99.1

Contact:	Daniel C. Dunn
Chief Financial Officer
314/771-2400

Allied Healthcare Products Reports Modest Profit for Quarter

ST. LOUIS, February 8, 2011 – With its governmental markets still depressed, Allied Healthcare Products (NASDAQ: AHPI) earned a modest profit in the second quarter of fiscal year 2011 and  improvement in its year-over-year performance.

Net income for the quarter ending December 31, was $117,000, or 1 cent per basic and diluted share, compared to $22,000, or zero cents per share, for the previous year’s quarter. For the first two quarters of the fiscal year, net income was about $29,000, or zero cents per basic and diluted share, compared to a loss of $723,000, or a negative 9 cents per share, for the previous year’s first two quarters. Allied earnings in the previous year were affected by a non-cash charge of $609,000 for a grant of stock options.

Sales for the second quarter totaled about $11.4 million, slightly below the mark set in the previous year’s quarter. For the first six months of the fiscal year, sales increased by about $605,000, or 2.7 percent, to about $23.3 million.

Unanticipated costs of about $280,000 associated with the introduction of a new product depressed results for the quarter. Most of those costs were a one-time event.

In the first half of the fiscal year, prices for commodity materials such as brass and steel increased 8 percent. Still, Allied managed to hold overall purchased material costs to an increase of less than 1 percent. Also, the company reduced selling, general and administrative (SG&A) costs by about 10 percent for the quarter, the second consecutive quarter in which significant SG&A reductions were achieved.

“Our cost structure is strong, so we are well-positioned to take advantage of an upturn in the market,” said Earl Refsland, Allied president and chief executive officer.

Allied Healthcare Products manufactures a variety of respiratory products used in the healthcare industry in a range of hospital and alternate care settings including sub-acute facilities, home healthcare and emergency medical care. Allied product lines include respiratory care products, medical gas equipment and emergency medical products. Allied products are marketed to hospitals, hospital equipment dealers, hospital construction contractors, home healthcare dealers and emergency medical product dealers.

“SAFE HARBOR” STATEMENT: Statements contained in this release that are not historical facts or information are “forward-looking statements.”  Words such as “believe,” “expect,” “intend,” “will,” “should,” and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome and future results of operations and financial condition to be materially different than stated or anticipated based on the forward-looking statements. Such risks and uncertainties include both general economic risks and uncertainties, risks and uncertainties affecting the demand for and economic factors affecting the delivery of health care services, and specific matters which relate directly to the Company’s operations and properties as discussed in its periodic filings with the Securities and Exchange Commission. The Company cautions that any forward-looking statement contained in this report reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

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ALLIED HEALTHCARE PRODUCTS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

	Three months ended,		Six months ended,
	December 31,		December 31,
	2010	2009	2010	2009

Net sales	$11,402,681	$11,414,908	$23,343,414	$22,738,584
Cost of sales	8,592,712	8,470,169	17,982,718	17,390,969
Gross profit	2,809,969	2,944,739	5,360,696	5,347,615

Selling General and administrative expenses	2,600,734	2,900,113	5,285,310	6,491,891
Income (loss) from operations	209,235	44,626	75,386	(1,144,276)

Interest income	(8,067)	(464)	(15,542)	(1,448)
Interest expense	-	162	66	2,574
Other, net	28,410	11,785	43,509	22,798
	20,343	11,483	28,033	23,924

Income (loss) before provision for
(benefit from) income taxes	188,892	33,143	47,353	(1,168,200)

Provision for (benefit from) income taxes	71,779	11,573	17,994	(444,832)
Net income (loss)	$117,113	$21,570	$29,359	$(723,368)

Net income (loss) per share - Basic	$0.01	$0.00	$0.00	$(0.09)

Net income (loss) per share - Diluted	$0.01	$0.00	$0.00	$(0.09)

Weighted average common shares outstanding - Basic	8,098,366	8,092,734	8,095,876	8,040,528

Weighted average common shares outstanding - Diluted	8,119,386	8,217,103	8,114,724	8,040,528

ALLIED HEALTHCARE PRODUCTS, INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

	December 31, 2010	June 30, 2010
ASSETS
Current assets:
Cash and cash equivalents	$6,239,426	$5,263,324
Accounts receivable, net of allowances
of $300,000	4,224,975	5,418,253
Inventories, net	11,423,933	11,155,456
Income tax receivable	811,347	877,665
Other current assets	237,635	221,840
Total current assets	22,937,316	22,936,538
Property, plant and equipment, net	9,015,107	9,661,395
Other assets, net	326,961	333,084
Total assets	$32,279,384	$32,931,017

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,123,410	$1,950,446
Other accrued liabilities	1,653,519	2,241,259
Deferred income taxes	425,036	429,699
Deferred revenue	688,200	688,200
Total current liabilities	4,890,165	5,309,604

Deferred revenue	458,800	802,900

Commitments and contingencies

Stockholders' equity:
Preferred stock; $0.01 par value; 1,500,000 shares
authorized; no shares issued and outstanding	-	-
Series A preferred stock; $0.01 par value; 200,000 shares
authorized; no shares issued and outstanding	-	-
Common stock; $0.01 par value; 30,000,000 shares
authorized; 10,415,709 and 10,396,878 shares issued
at December 31, 2010 and June 30, 2010, respectively;
8,112,217 and 8,093,386 shares outstanding at
December 31, 2010 and June 30, 2010, respectively	104,157	103,969
Additional paid-in capital	48,445,281	48,362,922
Accumulated deficit	(887,591)	(916,950)
Less treasury stock, at cost; 2,303,492 shares at
December 31, 2010 and June 30, 2010, respectively	(20,731,428)	(20,731,428)
Total stockholders' equity	26,930,419	26,818,513
Total liabilities and stockholders' equity	$32,279,384	$32,931,017